THUNDER BRIDGE ACQUISITION, LTD.

9912 Georgetown Pike

Suite D203

Great Falls, VA 22066

April 1, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Michael Foland

Re:	Thunder Bridge Acquisition, Ltd.

Registration Statement on Form S-4

Filed February 12, 2019

File No. 333-229616

Dear Mr. Foland:

Thunder Bridge Acquisition, Ltd. (the “Company,” “Thunder Bridge,” “we,” “our” or “us”) hereby transmits Amendment No. 1 (“Amendment No. 1”) to the above-referenced Registration Statement on Form S-4 (the “Registration Statement”) via the Securities and Exchange Commission’s (the “Commission”) EDGAR system. In this letter, we respond to the comments of the staff (the “Staff”) of the Division of Corporation Finance contained in the Staff’s letter dated March 11, 2019 (the “Letter”). For ease of reference, the numbered paragraphs below correspond to the numbered comments in the Letter, with the Staff’s comments presented in bold font type.

The responses below follow the sequentially numbered comments from the Letter. All page references in the responses set forth below refer to page numbers in Amendment No. 1. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in Amendment No. 1.

Registration Statement on Form S-4

Unaudited Pro Forma Condensed Combined Financial Information, page 147

1. Please tell us how you considered all the provisions of ASC 805-10-55-12.a through e and 805-10-55-13 in determining that Thunder Bridge will be considered the accounting acquirer in the merger transaction. Specifically address the fact that following the merger, senior management will be comprised entirely of Repay's management; five of the nine board seats will be held by Repay's current directors, and Corsair will hold a 27% interest in the combined entity.

The Company respectfully advises the Staff that it considered all the provisions of ASC 805-10-55-12.a through e and 805-10-55-13 and other pertinent accounting guidance in determining that Thunder Bridge will be considered the accounting acquirer in the merger transaction (the “Business Combination”). Our analyses are discussed below, including the specific factors raised by the Staff.

Michael Foland

U.S. Securities and Exchange Commission

April 1, 2019

When determining the appropriate accounting acquirer, the Company considered ASC 805-10-25-5 which establishes that the existence of a controlling financial interest, as defined in ASC 810-10 related to consolidation, is indicative of an accounting acquirer.

ASC 810-10-15-8 defines the usual condition for a controlling financial interest as “ownership by one reporting entity, directly or indirectly, of more than 50 percent of the outstanding voting shares of another entity.” It is currently expected that the current shareholders of Thunder Bridge will retain approximately 56.7% of the voting power in the combined post-merger Company (the “Combined Company”) (based on the assumptions described in the section entitled “Frequently Used Terms—Share Calculations and Ownership Percentages” on page 4 of Amendment No. 1), resulting in the current shareholders of Thunder Bridge retaining controlling financial interest in the Combined Company.

Furthermore, ASC 805-10-25-5 provides that if the acquiring entity is not clearly indicated by the existence of a controlling financial interest in accordance with the guidance therein, the factors in ASC 805-10-55-11 through 55-15 must be considered in order to determine the accounting acquirer. The guidance does not provide a hierarchy for assessing the various factors that influence the identification of the accounting acquirer in a business combination, and we believe that no single criterion is more significant than any other.

The Company submits that an analysis of the totality of factors in ASC 805-10-55-11, 55-12 and 55-13 supports our ASC 805-10-25-5 analysis, under which we concluded that the current expectation of the current shareholders of Thunder Bridge retaining the controlling financial interest in the Combined Company is indicative of Thunder Bridge as an accounting acquirer. We note that the guidance under ASC 805-10-55-14 and 55-15 are not relevant to the Business Combination and present below our analysis of the totality of factors in ASC 805-10-55-11, 55-12 and 55-13:

●	Transfer of Cash. ASC 805-10- 55-11 states that in a business combination effected primarily by transferring cash or other assets or by incurring liabilities, the accounting acquirer is usually the entity that transfers the cash or other assets or incurs the liabilities. In connection with the Business Combination, the Company will transfer a minimum of $290 million of cash consideration to the current equity holders of Repay. We believe the payment of such cash consideration by the Company is a strong indicator that the Company is the accounting acquirer.

Michael Foland

U.S. Securities and Exchange Commission

April 1, 2019

●	Exchange of Equity Interest. ASC 805-10-55-12 provides that in a business combination involving the exchange of equity interests, all pertinent facts and circumstances should be considered. In particular, consideration should be given to which company’s shareholders obtain, in the aggregate, a controlling interest in the combined company. In the Business Combination, the Combined Company will issue Class V common stock and its subsidiary (of which the Combined Company will be the sole managing member) will issue Post-Merger Repay Units to the current equity holders of Repay, all of which in the aggregate constitute the equity component of the merger consideration. In addition, the pre-Business Combination shareholders of the Company are expected to retain a controlling interest in the Combined Company. Both of these facts are indicative of the Company being the accounting acquirer.

o	Relative Voting Rights of the Combined Entity. Under ASC 805-10-55-12(a), the accounting acquirer is usually the entity whose owners as a group retain or receive the largest portion of the voting rights in the combined entity. As discussed above, the pre-Business Combination shareholders of the Company are expected to retain 56.7% of the voting interests of the Combined Company at closing (based on the assumptions described in the section entitled “Frequently Used Terms—Share Calculations and Ownership Percentages” on page 4 of Amendment No. 1). We believe the fact that the Company’s current shareholder group will retain the largest portion of the voting rights indicates that the Company is the accounting acquirer.

o	Existence of a Large Minority Voting Interest. Under ASC 805-10-55-12(b), if no other group has a significant interest in the combined entity, then the existence of a large minority interest may be indicative of the accounting acquirer. The Company believes that this guidance is not applicable to the significant minority ownership by Corsair of approximately 29% of the Combined Company because the pre-Business Combination shareholders of the Company are expected to retain 56.7% of the voting interests of the Combined Company (in each case based on the assumptions described in the section entitled “Frequently Used Terms—Share Calculations and Ownership Percentages” on page 4 of Amendment No. 1), which is significantly greater than the voting interest that Corsair expects to hold at closing.

o	Composition of the Governing Body of the Combined Entity. In accordance with ASC 805-10-55-12(c), we analyzed the composition of the board of directors of the Combined Company (the “Board”). After the Business Combination, the initial Board will consist of nine members who were mutually agreed upon by Thunder Bridge and Repay and identified in the Merger Agreement. Of those nine individuals:

■	Each of Gary Simanson, Peter J. Kight, Robert A. Hartheimer and Maryann Goebel are subject to replacement by the sponsor of Thunder Bridge in the event such individual becomes unwilling or unable to serve prior to the completion of the Business Combination;

■	Each of Jeremy Schein and James Kirk are subject to replacement by Corsair in the event such individual becomes unwilling or unable to serve prior to the completion of the Business Combination;

■	Each of John Morris and Shaler Alias are subject to replacement by the founders of Repay in the event such individual becomes unwilling or unable to serve prior to the completion of the Business Combination; and

■	In the event William Jacobs becomes unwilling or unable to serve prior to the completion of the Business Combination, his replacement would need to be mutually approved by Thunder Bridge and Repay.

As a result of this arrangement, Thunder Bridge and its sponsor have the ability to control or veto a majority of the Board (5 of 9 directors) in the event such nominees become unwilling or unable to serve prior to the completion of the Business Combination. In addition, following the completion of the initial term for each class of directors, the election of such class of directors will be subject to approval by the Company’s shareholders, and shareholders of Thunder Bridge are expected to hold a majority of the Company’s equity following the completion of the Business Combination. These two factors combined indicate that the Company is the accounting acquirer.

o	Composition of the Senior Management of the Combined Entity. With respect to ASC 805-10-55-12(d), the executive officers of Repay prior to the consummation of the Business Combination will become the executive officers of the Combined Company and serve under the direction of the Board. Because the factors we describe other than ASC 805-10-55-12(d) favor Thunder Bridge as the accounting acquirer, this factor is not determinative for the identification of the accounting acquirer.

o	Terms of the Exchange of Equity Interests. Under ASC 805-10-55-12(e), the accounting acquirer is usually the entity that pays a premium over the pre-Business Combination fair value of the equity interests of the other entity. The Business Combination consideration to be paid by the Company in the Business Combination represents a premium above fair value of Repay’s net assets. Such premium relates to Repay’s intangible assets including non-competition agreements, trade names, developed technology, merchant relationships, and goodwill which totals approximately $394 million and supports the conclusion that the Company is the accounting acquirer.

Michael Foland

U.S. Securities and Exchange Commission

April 1, 2019

●	Relative Size. Under ASC 805-10-55-13, the accounting acquirer is usually the entity whose relative size is significantly larger than the other entity. While Repay, as the operating entity, is significantly larger than Thunder Bridge, the current equity holders of Repay will not own a majority of the voting rights or control the Board. Therefore, we believe the relative size of the entities should not be the determinative factor and that all the other factors need to be considered.

After considering all the various factors set forth above, the Company concluded that Thunder Bridge is considered the accounting acquirer based upon the following determinations: (1) the majority voting interest of the Combined Company will be held by current shareholders of Thunder Bridge, (2) the voting interest and ownership of Thunder Bridge’s current shareholders in the Combined Company will be greater than those of Repay’s current equity holders, and (3) there is no mechanism for Repay’s current equity holders to control the Board of the Combined Company. The Company notes that, as disclosed in Amendment No. 1, under the Merger Agreement, Thunder Bridge has the ability to raise additional equity financing of up to an amount equal to $30 million plus the amount of the aggregate redemption price of all redemptions. If Thunder Bridge seeks any additional equity financing prior to the completion of the Business Combination, the analyses described herein may need to be revised to reflect any anticipated changes to the capital structure of the Combined Company.

2. Your pro forma financial statements as presented assume no Class A ordinary shares were redeemed. However, we note that you may be required to account for the Repay acquisition as a reverse merger, if more than 5,516,968 Class A ordinary shares are redeemed such that there will be insufficient cash on hand to satisfy the cash consideration condition. Notwithstanding your response to the previous comment, please include additional pro forma information that assumes various redemption levels and include a presentation that gives effect to the reverse merger accounting, or explain why you believe such information need not be presented. Refer to Rule 11-02(b)(8) of Regulation S-X.

The Company has revised Amendment No. 1 to provide pro forma information for the following two scenarios: (1) assuming no Class A ordinary shares are redeemed and (2) assuming the maximum number of Class A ordinary shares that may be redeemed while still satisfying the Closing Cash Requirement (as defined below) (without any additional equity financing taking place), as described on pages 33 and 152 thereof. As the Company is unable to predict how many of its Class A ordinary shares will be redeemed in connection with the closing of the Business Combination, the Company has assumed for this calculation that the maximum number of shares that may be redeemed while satisfying the closing conditions under the Merger Agreement (which effectively requires the post-Closing balance sheet of the Combined Company to have cash and cash equivalents equal to $10 million (the “Closing Cash Requirement”)) are redeemed, which we refer to as the maximum redemption scenario. Calculations relating to the maximum redemption scenario are as follows:

Trust Account balance (historical)(A)	$263,254,659
Class A ordinary shares outstanding (historical) (B)	25,800,000
Redemption Price per Share (C= A/B)	$10.20

Cash and cash Equivalents (pro forma) in excess of the Closing Cash Requirement(D)	$47,834
Maximum Redemption (Shares) (E=D/C)	4,689
Maximum Redemption (Ownership Percentage) (F=E/B)	0.02%

Michael Foland

U.S. Securities and Exchange Commission

April 1, 2019

The redemption price per share is equal to the pro rata portion of the aggregate amount on deposit in the Trust Account as of two business days prior to the completion of the Business Combination. For purposes of the calculation above, we have used the Trust Account balance as of December 31, 2018 to determine the per share price calculation and the pro forma cash and cash equivalents as of December 31, 2018 to determine the amount of cash and cash equivalents in excess of the Closing Cash Requirement.

Based on the relatively small number of shares that can be redeemed under the maximum redemption scenario, the Company respectfully submits that its analysis of the maximum redemption scenario is consistent with the Company’s conclusion that it is the accounting acquirer as further detailed in the Company’s response to the Staff’s previous comment.

The Company has also removed any reference to a reverse merger in Amendment No. 1 in order to avoid any confusion about the potential effect of redemptions on the closing conditions to the Merger Agreement and the associated accounting treatment.

Notes to Unaudited Pro Forma Condensed Combined Financial Information

Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet, page 155

3. Please revise note (e) to include the assumptions used to determine the pro forma adjustments related to the Tax Receivable Agreement. Tell us whether you assumed the tax impact related to the exchange of Post-Merger Repay Units for Class A common stock. If so, disclose the number of units assumed to be exchanged for purposes of your pro forma calculations and how you determined that such assumption met the factually supportable criteria of Rule 11-02(b)(6) of Regulation S-X.

In response to the Staff’s comment, the Company has revised note (e) on page 159 of Amendment No. 1 to clarify the assumptions used to determine the pro forma adjustments related to the Tax Receivable Agreement.

The Company advises the Staff that it did not assume any exchange of Post-Merger Repay Units for Class A common stock for purposes of providing pro forma information, because any such assumption would not meet the factually supportable criteria of Rule 11-02(b)(6) of Regulation S-X.

Michael Foland

U.S. Securities and Exchange Commission

April 1, 2019

Adjustments to Unaudited Pro Forma Condensed Combined Statements of Operations, page 157

4. You state that adjustment (dd) represents estimated interest expense related to the new debt that will be issued at the closing of the business combination. Please revise to clarify how this adjustment is impacted by the repayment of Repay's outstanding debt and include the calculations and assumptions that support this adjustment. Similar revisions should be made to explain the calculations used in note (aa).

In response to the Staff’s comment, the Company has revised notes (aa), (cc) and (dd) on pages 160 and 161 of Amendment No. 1 to clarify the assumptions used to determine the pro forma adjustments related to amortization expense of intangible assets and interest expense.

Information About Thunder Bridge

Fair Market Value of Target Business, page 159

5. Please clarify the steps and analyses management performed to ultimately conclude Repay's fair market value or that the merger consideration was fair to investors. Also revise your disclosure to provide details with respect to the comparable companies the board considered in determining Repay's fair market value.

In response to the Staff’s comment, the Company has revised the disclosure on pages 128, 129 and 162 of Amendment No. 1 to clarify the steps and analyses that Thunder Bridge performed to conclude Repay’s fair market value and to disclose the comparable companies the Board considered in determining Repay’s fair market value.

Information About Repay

Company Overview, page 194

6. You refer to year-over-year payment volume growth of 42% in fiscal 2018. Tell us what percentage of such growth was attributable to the Paymaxx and PaidSuite acquisitions. To the extent your acquisitions have significantly contributed to your period-over-period growth in volume and revenue, please revise to indicate as such. Similar revisions should be made to the Overview section of your MD&A.

The Company respectfully advises the Staff that approximately 51% of Repay’s year-over-year card payment volume growth in 2018 was attributable to the clients of Paymaxx and PaidSuite. We have revised the disclosure on pages 197, 216 and 221 of Amendment No. 1 in response to the Staff’s comment.

Michael Foland

U.S. Securities and Exchange Commission

April 1, 2019

Third Party Processors and Sponsor Banks, page 205

7. We note that some of your sponsor banks have agreed to work with you exclusively in a particular vertical. Please tell us what consideration you have given to identifying the verticals in which you have these exclusive contracts and also the consideration you have given to filing these contracts as exhibit to your registration statement. Refer to Item 601(b)(10) of Regulation S-K.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that in each of Repay’s verticals, Repay is permitted to work with more than one sponsor bank in all of the verticals it operates in. In contrast, certain of Repay’s sponsor banks are not permitted to work with payment processors that are not Repay in specified verticals. In such cases, the relationship between such sponsor bank and Repay is exclusive from the sponsor bank’s perspective, but not from Repay’s perspective. Repay maintains flexibility in sponsor bank relationships, and to the extent Repay experiences difficulty with any of its sponsor bank relationships, Repay would increase the volume of payments being processed with any of its other sponsor banks to avoid any disruption to its operations.

In addition, the Company respectfully advises the Staff that it does not believe that any of Repay’s agreements with its sponsor banks is required to be filed as an exhibit pursuant to Item 601(b)(10) of Regulation S-K. Item 601(b)(10)(ii) of Regulation S-K states that if an agreement is such as ordinarily accompanies the kind of business conducted by the registrant, it will be deemed to be made in the ordinary course of business, and therefore is not required to be filed, unless the agreement is, among other things, one “upon which the registrant’s business is substantially dependent, as in the case of continuing contracts to sell the major part of registrant’s products or services or to purchase the major part of registrant’s requirements of goods, services or raw materials.” The Company and Repay respectfully note that it is customary for payment processors that are not banks, such as Repay, to enter into agreements with sponsor banks in the ordinary course of business in order to access the payment networks. As noted above, Repay currently relies on multiple sponsor banks to process payments and therefore is not substantially dependent on any individual sponsor bank.

Management's Discussion and Analysis of Financial Condition and Results of Operations of Repay

Key Operation Metrics and Non-GAAP Financial Measures, page 212

8. We note your presentation of net revenue includes adjustments for interchange and network fees, which are included in revenue. Please explain to us why you believe this non-GAAP financial measure does not substitute individually tailored revenue recognition and measurement methods for those of GAAP. Refer to Question 100.04 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

The Company acknowledges the Staff's comment and has considered Question 100.04 of the C&DI on Non-GAAP Financial Measures, relating to individually tailored revenue recognition and measurement methods and Rule 100(b) of Regulation G.

Michael Foland

U.S. Securities and Exchange Commission

April 1, 2019

Repay presents its revenue on a gross basis based on its analysis of relevant indicators under ASC 605-45. While Repay’s management has determined that reporting revenue on a gross basis is appropriate, it believes that presenting a separate net revenue caption for readers of its financial statements enhances their understanding of Repay’s financial information for the following reasons:

●	Repay’s management reviews its revenue both on a gross basis and on a net basis to evaluate its business and measure its performance, in large part because Repay does not control the amounts of interchange and other network fees set by the payment networks. As such, Repay’s management believes it is important for readers of its financial statements to also review its revenue on a gross basis and on a net basis.

●	Presentation of gross revenue versus net revenue under ASC 605-45 involves significant judgement based on an entity’s specific facts and circumstances and some payment processing companies have determined that reporting on a net basis is appropriate. As such, Repay believes providing its net revenue as a non-GAAP financial measure in addition to revenue on a gross basis under GAAP aids readers of Repay’s financial statements in understanding Repay’s performance and comparing it to those of other payment processing companies.

Based on the foregoing considerations, we believe that the presentation of Repay’s net revenue does not substitute individually tailored revenue recognition and measurement methods for those of GAAP and does not make the presentation of the non-GAAP financial measure, in light of the circumstances under which it is presented, misleading.

9. We note adjustment (e) in your Adjusted EBITDA reconciliation includes other nonrecurring charges. Please tell us how you determined such charges are non-recurring or revise accordingly. Refer to Item 10(e)(ii)(B) of Regulation S-K.

The Company acknowledges the Staff’s comment and has revised the reconciliation table for Repay’s Adjusted EBITDA (the “Revised Reconciliation”) in Amendment No. 1 on pages 31 and 218.

Michael Foland

U.S. Securities and Exchange Commission

April 1, 2019

We believe that the proposed revised adjustment items are appropriate because they represent discrete items related to events that occurred in the specific periods presented and are not reflective of Repay’s ongoing operating performance. We have expanded the explanatory footnotes to help readers more fully understand the nature and magnitude of each of the adjustment items or the individual components thereof. In particular, we note the following:

●	Management fees consist of fees paid to Corsair pursuant to the management agreement between Corsair and Repay as well as similar fees paid to Repay’s financial sponsor prior to its 2016 Recapitalization with Corsair (the “prior sponsor”). Repay excludes these expenses because they are not related to Repay’s operating business. In addition, upon completion of the Business Combination, the management agreement between Repay and Corsair will terminate and Repay will no longer be obligated to pay any management fees.

●	Legacy commission related charges consist of payments made to certain employees in connection with significant restructuring of their commission structures, from the legacy commission structure to the current commission structure. Repay considers these to be one-time payments in connection with implementation of the current commission structure, which is now complete and expects no further legacy commission related charges. In addition, these charges are representative of commission structure changes which are not in the ordinary course of business.

●	Employee recruiting costs consist of payments made to third-party recruiters in connection with hiring additional personnel in 2016 and 2017 during which Repay experienced significant growth in its business. Since 2018, Repay has developed an internal recruiting function and does not expect these expenses to recur in the ordinary course of business.

●	Strategic initiatives related costs consist of fees paid for consulting services to analyze issues relating to Repay’s processing services and technology and operational workflows; a one-time payment to a vendor to obtain additional merchant data; one-time expenses relating to special projects for new market expansion that are not anticipated to continue in the ordinary course of business and legal expenses for reviewing certain compliance matters. These expenses were related to strategic initiatives to enhance Repay’s long-term operational capabilities and compliance functions and to prepare for expansion into new markets, and such activities do not represent Repay’s ongoing operations.

●	Other non-recurring charges primarily consist of unusual expenses that Repay’s management indicated have not occurred in the past two fiscal years and does not anticipate will recur in the next two fiscal years. As set forth in footnote (j) of the Revised Reconciliation, these charges reflect legal expenses relating to disputes, expenses relating to the reclassification of certain Repay employees from salaried to hourly, one-time compliance audit expenses, fees and expenses relating to Repay’s prior sponsor (“prior sponsor related expenses”) and other personnel related costs. In each period presented, such charges are offset by either an adjustment from a litigation settlement or timing adjustments relating to prior sponsor related expenses. Repay’s management considers these expenses unusual and not indicative of Repay’s operating performance.

Michael Foland

U.S. Securities and Exchange Commission

April 1, 2019

Management of the Company Following the Business Combination, page 239

10. Please revise this section to describe any arrangement or understanding between any director and any other persons pursuant to which the director was selected to serve on the company's board. Refer to Item 401(a) of Regulation S-K.

The Company has revised the disclosure on page 243 of Amendment No. 1 in response to the Staff’s comment.

Hawk Parent Holdings LLC

Audited Consolidated Financial Statements

Note 1. Nature of Business and Summary of Significant Accounting Policies

Revenue, page F-38

11. Tell us the amount of revenue recognized from fixed transaction and service fees and disclose how such revenue is recognized. Also, to the extent material, please include a separate discussion in your results of operations of discount fees and other related fixed transaction or service fees or explain why you do not believe such information would be useful to investors.

The Company respectfully advises the Staff that Repay’s fixed transaction and service fees are approximately 25% of Repay’s total revenue. Such fixed transaction and service fees are recognized as those fees are invoiced based on contractual terms. We do not believe such breakdown of information is useful for investors as Repay does not prepare reporting for fixed transaction and service fees separate from volume-based payment processing fees (“discount fees”). Rather, all revenue reporting is prepared in aggregate of fixed transaction and service fees as well as discount fees and is reviewed in totality by Repay’s management, including John Morris, who is Repay’s Chief Executive Officer and Chief Operating Decision Maker.

In response to the Staff’s comment, we have revised Amendment No. 1 to include a separate discussion of discount fees and other related fixed transaction or service fees in aggregate on pages 220 and 230 of Amendment No. 1 and updated the discussion of Repay’s revenue recognition policy on pages F-25 and F-44 of Amendment No. 1.

Michael Foland

U.S. Securities and Exchange Commission

April 1, 2019

General

12. Please provide a diagram of your current and proposed organizational structure in the forepart of your document. Also, advise if you are using an Up-C structure. If so, disclose in the document that you are using that structure and explain the business or strategic rationale for why it was selected, including any material benefits to the parties involved.

The Company respectfully advises the Staff that the proposed organizational structure is an Up-C structure, and in response to the Staff’s comments, the Company has added diagrams of the current organizational structures of Thunder Bridge and Repay and a diagram of the proposed organizational structure on pages 9, 10, 90 and 91 of Amendment No. 1. In addition, the Company has revised the disclosure on pages 10 and 91 of Amendment No. 1 to identify the “Up-C” structure and to explain the rationale for the selection of this structure.

*         *         *

We thank the Staff in advance for its consideration of the foregoing. Should you have any questions, please do not hesitate to contact our legal counsel, Tamar Donikyan, Esq., or Joshua Englard, Esq. of Ellenoff Grossman & Schole LLP, at (212) 370-1300.

Very truly yours,

THUNDER BRIDGE ACQUISITION, LTD.

By:	/s/ Gary A. Simanson
Name:	Gary A. Simanson
Title:	Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP

Simpson Thacher & Bartlett LLP